FILED BY IMCO RECYCLING INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO.: 1-7170

SUBJECT COMPANY: COMMONWEALTH INDUSTRIES, INC.

COMMISSION FILE NO.: 0-25642

Forward-Looking Statements

Certain statements set forth above may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding the consummation of the closing of the definitive merger agreement and IMCO’s and Commonwealth’s and their respective subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends, financing plans, business strategy, budgets, projected costs, capital expenditures, anticipated synergies, competitive position, technical capabilities, access to capital and growth opportunities are forward-looking statements. Such forward-looking statements are based on management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IMCO and Commonwealth are unable to predict or control, that may cause the combined companies’ actual results or performance to materially differ from any future results or performance expressed or implied by such statements. Such factors may include, without limitation, the ability to complete the merger while obtaining the approval of the regulatory agencies and shareholders, the ability to successfully integrate and achieve cost savings and revenue enhancements in connection with the transaction, the success of the implementation of the information system across both companies, the effect of global economic conditions, the ability to achieve the level of cost savings or productivity improvements anticipated by management, the effect (including possible increases in the cost of doing business) resulting from war or terrorist activities or political uncertainties, the ability to successfully implement new marketing and sales strategies, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the ability to effectively hedge the cost of raw materials, capacity and supply constraints or difficulties, any increase in the cost of capital, the success of IMCO and Commonwealth in implementing their respective business strategies, and other risks as detailed in the companies’ various filings with the SEC.

Additional Information

IMCO will be filing a Registration Statement on Form S-4 and IMCO and Commonwealth will file a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMCO free of charge by requesting them in writing from IMCO or by telephone at (972) 401-7200. You may obtain documents filed with the SEC by Commonwealth free of charge by requesting them in writing from Commonwealth or by telephone at (502) 589-8100. IMCO and Commonwealth, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of IMCO and Commonwealth in connection with the merger. Information about the directors and executive officers of IMCO and their ownership of IMCO stock is set forth in the proxy statement for IMCO’s 2004 Annual Meeting of Stockholders. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock is set forth in the proxy statement for Commonwealth’s 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Slide show presentation to investors and analysts on June 17, 2004

•	Letter to the IMCO employees on June 17, 2004

June 17, 2004

Merger Announcement

Safe Harbor Regarding Forward Looking Statements

Certain statements in this presentation, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding the consummation of the closing of the definitive merger agreement and the Company’s and its subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends, financing plans, business strategy, budgets, projected costs, capital expenditures, competitive position and growth opportunities are forward-looking statements. Such forward-looking statements are based on management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results or performance to materially differ from any future results or performance expressed or implied by such statements. Such factors may include, without limitation, the ability to close the merger while obtaining the approval of the regulatory agencies and shareholders, the ability to successful integrate and achieve the stated synergies of the transaction, the success of the implementation of the Company-wide information system, the effect of global economic conditions, the ability to achieve the level of cost savings or productivity improvements anticipated by management, the effect (including possible increases in the cost of doing business) resulting from war or terrorist activities or political uncertainties, the ability to successfully implement new marketing and sales strategies, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the ability to effectively hedge the cost of raw materials, capacity and supply constraints or difficulties, the success of the Company in implementing its business strategy, and other risks as detailed in the Company’s various filings with the Securities and Exchange Commission.

Additional Information

IMCO will be filing a Registration Statement on Form S-4 and IMCO and Commonwealth will file a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMCO free of charge by requesting them in writing from IMCO or by telephone at (972) 401-7200. You may obtain documents filed with the SEC by Commonwealth free of charge by requesting them in writing from Commonwealth or by telephone at (502) 589-8100. IMCO and Commonwealth, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of IMCO and Commonwealth in connection with the merger. Information about the directors and executive officers of IMCO and their ownership of IMCO stock is set forth in the proxy statement for IMCO’s 2004 Annual Meeting of Stockholders. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock is set forth in the proxy statement for Commonwealth’s 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Exceptional Combination

The combination of IMCO and Commonwealth creates a vertically integrated $2 billion aluminum recycler and sheet manufacturer.

Summary of Key Transaction Terms

All-stock transaction with total combined equity market capitalization of

Transaction Structure $345 million as of 6/16/04 market close

Fixed exchange ratio: Commonwealth shareholders receive 0.815 shares of IMCO for each outstanding share

Ownership Approximately 46% Commonwealth shareholders and 54% IMCO shareholders

NYSE

Listing

Senior Management Chairman and CEO – Steven J. Demetriou

CFO – Michael D. Friday

President, Aluminum Recycling & Alloy Division – Richard L. Kerr

President, Aluminum Fabrication Division – John J. Wasz

9 Members—4 IMCO, 4 Commonwealth, Chairman / CEO

Board of Directors

Name / Headquarters TBD

Expected Closing Fourth Quarter of 2004

Average Exchange Ratios

.81 1998-Today Avg

.79 2-Yr. Avg

.78 1-Yr. Avg

.81 6-Mo. Avg

Exchange ratios equal price of Commonwealth shares divided by price of IMCO shares.

Company Overviews

IMCO Commonwealth

Market Position Largest recycler of aluminum and zinc Leading fabricator of common- alloy aluminum sheet from recycled aluminum

LTM Revenue(1) $975 million $991 million

LTM EBITDA(1,2) $58 million $39 million

Production Facilities 21 U.S. production plants, 5 international facilities (Brazil, Germany, Mexico, Wales) 8 plants in the U.S.

LTM Pounds(1) 3,123 million pounds processed 837 million pounds shipped (3)

Key Markets

Pounds Processed

(Pounds Shipped)

Packaging & Containers

Transportation-Sheet

Distribution

Transportation-Cast

Building & Construction

Zinc & Steel

Building & Construction

Consumer durables

(1) As of March 31, 2004

(2) Includes other income, expense but excludes one time OPEB gain.

(3) Excludes shipments by Alfex

Combined Company Strengths

Vertically integrated recycler and aluminum fabricator

Strong new management team with track record of delivering shareholder value

Significant value creation opportunity

Improved competitive position and capital markets profile

Positioned to capitalize on growth opportunities

. Ability to responsibly expand internationally

. Capitalize on other vertical and horizontal consolidation opportunities

Strategic Rationale

Operating

Strengthens key materials capabilities

Expands scale and scope

Accelerates the ability to pursue future growth opportunities

Leverages technology to develop new products and solutions

Reduces end-market concentration

Streamlines cost structure

Financial

Expect to generate significant operational synergies

The transaction is expected to be accretive to both sets of shareholders upon achieving the full run-rate of synergies ($ 18-25 million)

Opportunity to de-lever over time

Capital Markets

Increases float and share liquidity

Improves access to capital

Executive Management

Steven J. Demetriou (Chairman & CEO)

? Director of Commonwealth since 2002

? Former President and Chief Executive Officer of Noveon –recently sold to Lubrizol

? Served in various leadership positions at IMC Global Inc., Cytec Industries, and Exxon

Michael D. Friday (CFO)

? Former Executive Vice President and Chief Financial Officer of Noveon

? Served in various finance roles at Goodrich, Rubbermaid, and General Electric

Richard L. Kerr (President, Recycling & Alloy)

? President & CEO of IMCO

? 35 years experience in the industry, 15 with Alcoa, 20 with IMCO

John J. Wasz (President, Fabricating)

? President of Commonwealth’s Alflex division

? Former VP of CII’s Marketing and Sales, VP of Materials

? More than 18 years experience in the industry

Synergies Increase Shareholder Value

Optimize materials and purchasing

Apply best practices to manufacturing and MRO

Leverage technologies and integrate complementary operations

Eliminate redundant public company costs

Run-Rate Synergy Composition

25% Operating

45% Administrative

30% Materials

“Combined” LTM EBITDA

($ MM) $39 $58

“Pro Forma” LTM EBITDA

($ MM)

$25 Synergies

$58 IMCO

$39 CMIN

$2 Billion in LTM Sales

Swansea, United Kingdom

Grevenbroich, Germany

Töging Germany

Pindamonhangaba, Brazil

Monterrey, Mexico

Commonwealth manufacturing locations

IMCO manufacturing locations

Alflex manufacturing locations

Pro Forma Financial Profile

IMCO ($MM) Commonwealth ($MM) Pro Forma ($MM)(1)

LTM Revenue(2) $ 975 $ 991 $ 1,966

LTM EBITDA(2,3) 58 39 122

% LTM EBITDA Margin(2) 6.0% 3.9% 6.2%

LTM EBIT(2) 24 17 66

% LTM EBIT Margin(2) 2.5% 1.7% 3.3%

Total Debt / LTM EBITDA(2) 4.4x 5.4x 3.8x

(1) Not pro forma for transaction adjustments, but includes synergies of $25 Million

(2) As of March 31, 2004

(3) Includes other income, expense but excludes one time OPEB gain

Exceptional Combination

The combination of IMCO and Commonwealth creates a vertically integrated $2 billion aluminum recycler and sheet manufacturer.

Dear Employees,

As you probably have heard, today we announced a plan to create a new vertically integrated aluminum recycler and sheet manufacturer through a merger with Commonwealth Industries, Inc. The merger will create a company with approximately $2 billion in annual revenues (based on our latest 12 months revenues through March 31, 2004), 3,600 employees and 34 facilities worldwide. The combined company will have a leading global position in aluminum recycling, will be one of North America’s leading aluminum sheet producers and will hold a leading U.S. position in zinc recycling.

The merger, which has been approved by both boards of directors, will create a company that will be strong financially, and very well positioned to meet the needs of our customers and to succeed in the highly competitive aluminum recycling and production industries. One of the most important strengths of the combined company, of course, will be the knowledge, experience and expertise insight that employees of each company will bring to the new company. The merged company is expected to benefit from significant cost savings, increased scope and scale, and improved access to capital for growth. We also anticipate important synergies flowing from the integration of operations. There is a review underway to select the location of the headquarters and a name for the combined company. We will be making announcements about the location and name prior to closing the transaction, which we anticipate will be sometime in fourth quarter ’04.

Steven J. Demetriou, who has served on the Commonwealth board since 2002 and was appointed the company’s President and CEO earlier this month, will be the Chairman and CEO of the combined company. Steve, formerly President and CEO of Noveon Inc., a leading global producer of specialty chemicals, brings 23 years of experience in the industrial marketplace to his new position. Before Noveon, he served as President and Executive Vice President of IMC Global, Inc. and held numerous leadership positions with Cytec Industries, Inc. Michael D. Friday will serve as the Chief Financial Officer (CFO) of the new company. Michael was CFO of Noveon, Inc. where he worked closely with Steve. John J. Wasz, Executive Vice President of Commonwealth’s Alflex Division, will be President of the Aluminum Fabricating Division. I will be serving as the President of the Recycling and Alloy Division in the new company.

This is not only a merger of complementary companies, but also a merger with a company we know well. Commonwealth Industries has been a major customer of ours for many years, and we know it to be a high-quality organization that’s well regarded for the value it brings to customers and the value it creates for shareholders. It is one of North America’s leading manufacturers of aluminum sheet for distributors, transportation, construction and consumer durables end-use markets. Commonwealth has previously announced plans to sell its Alflex operations.

Today’s announcement is a significant step forward in the evolution of our company, and I hope you share the enthusiasm felt by the entire management team for this development. We believe this transaction is about growth and opportunities for our company and our people. As we move through the merger process, it is of the utmost importance that we keep focused on meeting the needs of our customers and in delivering value to them and to our shareholders. Additional information on today’s announcement can be found on our intranet site and at http://cmin-imr.mergerannouncement.com, a website established especially to inform people about the merger. In addition, you call 1-800-361-4626 or email answerline@imcorecycling.com with your questions and we will respond as soon as we have answers. We will, of course, provide you with additional information as the merger progresses.

Sincerely,

Richard L. Kerr

President and Chief Executive Officer